UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 000-50116

SILVERMEX RESOURCES INC.
(Translation of registrant's name into English)

Suite 1210 - 885 West Georgia Street
Vancouver, BC Canada V6C 3E8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]   No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

SUBMITTED HEREWITH

Exhibits

99.1	Support Agreement dated September 20, 2010

99.2	Report of Voting Results

99.3	Certificate of Qualifications dated October 14, 2010

99.4	Certificate of Author dated October 14, 2010

99.5	Certificate of Daniel W. Kappes dated October 14, 2010

99.6	Consent of Glenn R. Clark dated October 8, 2010

99.7	Consent of John C. Thorton dated October 8, 2010

99.8	Consent of William J. Lewis dated October 8, 2010

99.9	Consent of Daniel W. Kappes dated October 8, 2010

99.10	Management Information Circular dated October 8, 2010

99.11	Notice of Meeting dated October 8, 2010

99.12	Arrangement Agreement dated September 20, 2010

99.13	Officer's Certificate dated October 14, 2010

99.14	Voting Instruction Form

99.15	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silvermex Resources Inc.
(Registrant)

Date: May 2, 2011	By:	/s/ Duane Nelson
Duane Nelson

	Title:	Chief Executive Officer & Director